NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

06016461

SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2006
WASH, D.C. 186 SECTION

August 23, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated August 23, 2006</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
SEP 0 6 2006
THOMSON
FINANCIAL

DARLENE MACAULAY for BARBARA O'NEILL

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

AUGUST 23, 2006

News Release: **06-07**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS RECEIVED DRILL PERMITS FOR THE COLD SPRINGS PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling permits have successfully been obtained for the Cold Springs Property. A drill program consisting of 4 holes, each up to 450 meters deep, will commence as soon as a drill contractor is available. Discussions with drill contractors are ongoing and current estimates indicate a drill may be available in October or November.

The Cold Springs Property contains an epithermal gold-silver prospect that has similarities to deposits such as Midas, Nevada (>5,000,000 ounces of gold) and Sleeper, Nevada (>2,000,000 ounces gold). Additional information on the Cold Spring property, along with a summary of the results of the surface exploration program is available on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

AUGUST 23, 2006

News Release: **06-07**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS RECEIVED DRILL PERMITS FOR THE COLD SPRINGS PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling permits have successfully been obtained for the Cold Springs Property. A drill program consisting of 4 holes, each up to 450 meters deep, will commence as soon as a drill contractor is available. Discussions with drill contractors are ongoing and current estimates indicate a drill may be available in October or November.

The Cold Springs Property contains an epithermal gold-silver prospect that has similarities to deposits such as Midas, Nevada (>5,000,000 ounces of gold) and Sleeper, Nevada (>2,000,000 ounces gold). Additional information on the Cold Spring property, along with a summary of the results of the surface exploration program is available on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **AUGUST 23, 2006**

News Release: **06-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS RECEIVED DRILL PERMITS FOR THE COLD SPRINGS PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling permits have successfully been obtained for the Cold Springs Property. A drill program consisting of 4 holes, each up to 450 meters deep, will commence as soon as a drill contractor is available. Discussions with drill contractors are ongoing and current estimates indicate a drill may be available in October or November.

The Cold Springs Property contains an epithermal gold-silver prospect that has similarities to deposits such as Midas, Nevada (>5,000,000 ounces of gold) and Sleeper, Nevada (>2,000,000 ounces gold). Additional information on the Cold Spring property, along with a summary of the results of the surface exploration program is available on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.